


10035783



SECURITI[illegible] ...SION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

| SEC FILE NUMBER |
| --- |
| 8- 43828 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/09 (MM/DD/YY) AND ENDING 01/31/10 (MM/DD/YY).

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One Huntington Quadrangle
(No. and Street)

| Melville | New York | 11747 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (631)770-0608
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

| 805 Third Avenue | New York | New York | 10022 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number**

# OATH OR AFFIRMATION

I, **Eileen Moore**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **EarlyBird Capital, Inc.**, as of **January 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Eileen Moore

Signature

Eileen Moore, Chief Financial Officer

Title

Coleen McGlynn 3/11/10

Notary Public

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified in Queens County
My Commission Expires August 31, 2013

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS



SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

*Certified Public Accountants*

**Independent Auditors' Report**

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) as of January 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EarlyBirdCapital, Inc. as of January 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 11, 2009

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Financial Condition

January 31, 2010

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 17,637,348 |
| Certificates of deposit | 510,745 |
| Certificates of deposit - restricted | 94,592 |
| Clearing firm receivable | 20,375 |
| Other receivable | 433,750 |
| Marketable securities | 2,812,771 |
| Property and equipment, net | 123,413 |
| Other assets | 160,358 |
| **Total assets** | $ 21,793,352 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 1,729,642 |
| Commissions payable | 112,350 |
| Deferred income | 85,995 |
| Deferred tax liability | 240,000 |
| **Total liabilities** | 2,167,987 |
| **Stockholder's equity:** | |
| Common stock, no par value; 1,500 shares authorized, 500 shares issued and outstanding | 13,859,379 |
| Retained earnings | 5,765,986 |
| Total stockholder's equity | 19,625,365 |
| **Total liabilities and stockholder's equity** | $ 21,793,352 |

See accompanying notes to financial statements.

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Operations

Year ended January 31, 2010

| | |
|---|---|
| **Revenue:** | |
| Commissions | $ 1,701,924 |
| Investment banking and underwriting | 4,710,127 |
| Net realized gain on the sale of marketable securities | 1,335,675 |
| Net unrealized gain on marketable securities | 1,538,724 |
| Interest | 188,160 |
| Other | 131,999 |
| **Total revenue** | 9,606,609 |
| **Expenses:** | |
| Compensation and benefits | 7,085,728 |
| Clearing and floor brokerage | 16,983 |
| Occupancy and equipment | 574,627 |
| Communications | 85,859 |
| Professional fees | 341,504 |
| Depreciation | 83,659 |
| Other general and administrative | 905,339 |
| **Total expenses** | 9,093,699 |
| **Income before income tax expense** | 512,910 |
| Income tax expense | 240,000 |
| **Net Income** | $ 272,910 |

See accompanying notes to financial statements.

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year ended January 31, 2010

| | Common Stock (no par value) | Retained earnings | Total |
|---|---|---|---|
| Balance at February 1, 2009 | $ 13,859,379 | $ 5,926,576 | $ 19,785,955 |
| Distributions | -- | ( 433,500) | ( 433,500) |
| Net Income | -- | 272,910 | 272,910 |
| Balance at January 31, 2010 | $ 13,859,379 | $ 5,765,986 | $ 19,625,365 |

See accompanying notes to financial statements.

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Cash Flows

Year ended January 31, 2010

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 272,910 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 83,659 |
| (Increase) decrease in operating assets: | |
| Clearing firm receivable | ( 16,479) |
| Income taxes receivable | 693,000 |
| Prepaid taxes | 280,000 |
| Other receivable | (103,750) |
| Marketable securities | (1,479,565) |
| Other assets | 47,821 |
| Increase (decrease) in operating liabilities: | |
| Deferred income | ( 145,152) |
| Deferred taxes | 240,000 |
| Accounts payable and accrued expenses | 1,189,430 |
| Income taxes payable | (19,000) |
| Commissions payable | (1,313) |
| Total adjustments | 768,651 |
| Net cash provided by operating activities | 1,041,561 |
| **Cash flows from investing activities:** | |
| Purchase of property and equipment | (26,547) |
| Certificate of deposit | (511,971) |
| Net cash used in investing activities | (538,518) |
| **Cash flows from financing activities:** | |
| Distributions | (433,500) |
| Net cash used in financing activities | (433,500) |
| Net increase in cash and cash equivalents | 69,543 |
| Cash and cash equivalents at beginning of year | 17,567,805 |
| Cash and cash equivalents at end of year | $ 17,637,348 |
| Supplemental disclosures of cash flow information: | |
| Cash paid for interest | $ 3 |
| Cash paid for income taxes | $ - |

See accompanying notes to financial statements

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

## (1) Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 81% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to private investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Southwest Securities Inc., on a fully disclosed basis.

## (2) Summary of Significant Accounting Policies

### (a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

### (b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the company were determined using the following categories at January 31, 2010:

| | Quoted prices in active markets (Level 1) | Significant other observable inputs (Level 2) | Value at January 31, 2010 |
|---|---|---|---|
| Investments | $ 1,355,871 | $ 1,456,900 | $ 2,812,771 |
| Cash Equivalents | 5,569,579 | - | 5,569,579 |
| | $ 6,925,450 | $ 1,456,900 | $ 8,382,350 |

Cash and cash equivalents of approximately $5,569,579, include money market securities that are considered to be highly liquid and easily tradable as of January 31, 2010. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

**(d) Revenue and Expense Recognition**

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis. Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. Selling concessions from initial public offerings are included in commissions.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as marketable securities on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance the guidance for certain investments in debt and equity securities" the guidance for "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale. Though, the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

**(e) Marketable Securities**

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

**(f) Depreciation and Amortization**

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

**(g) Income Taxes**

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

**(h) Management Estimates**

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

### (3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of restricted warrants and trading securities. Their cost and estimated fair and market value at January 31, 2010 are as follows:

| | Cost | Unrealized Gains | Fair Value |
|---|---|---|---|
| Common Stock | $ 1,183,311 | $ 1,629,460 | $ 2,812,771 |

### (4) Property and Equipment

Property and equipment consists of the following:

| | Life | |
|---|---|---|
| Furniture | 5 years | $ 165,002 |
| Equipment | 5 years | 274,579 |
| Leasehold improvements | 5 years | 79,968 |
| | | 519,549 |
| Accumulated depreciation | | (396,136) |
| Property and equipment, net | | $ 123,413 |

Depreciation expense for the year ended January 31, 2010 was $83,659.

### (5) Income Taxes

The Company is included in the consolidated income tax returns of its Parent.

Taxes are reported as if the Company files on a stand alone basis.

The components of the provision for taxes, is as follows:

| | |
|---|---|
| Current | $ - |
| Deferred | 240,000 |
| | $ 240,000 |

The reconciliation between the expected income tax expense computed using the statutory federal rate of 35%, and the actual income tax expense is as follows:

| | |
|---|---|
| Expected income tax expense | $ 180,000 |
| State and local tax expense, net of federal benefit | 60,000 |
| Permanent differences | - |
| Tax expense per financial statements | $ 240,000 |

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

**(6) Commitments and Contingencies**

**(a)** In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

**(b)** The Company leases office space in four locations in New York. Rent expense totaled $443,368 for the year ended January 31, 2010.

Future minimum annual payments under all lease agreements are as follows:

| Year ended January 31, | |
|---|---|
| 2011 | $ 320,971 |
| 2012 | $ 304,579 |
| 2013 | $ 317,588 |
| 2014 | $ 295,004 |
| 2015 | $ 10,106 |
| Thereafter | $ - |

**(7) Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2010, the Company had net capital of $16,307,242 which was $16,162,709 in excess of its required net capital of $144,533. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

Supplemental Information

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

January 31, 2010

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | | $ 19,625,365 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Property and equipment, net of accumulated depreciation | 123,413 | |
| Securities – not readily marketable | 2,086,010 | |
| Other assets | 660,885 | |
| Other deductions and/or charges: | | |
| Receivables from non-customers | 27,814 | |
| | 2,898,122 | |
| Haircuts on securities | 420,000 | |
| Net capital | | $ 16,307,242 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required, 6 2/3% of total aggregate indebtedness | | $ 144,533 |
| Minimum dollar net capital requirement of broker and dealer | | $ 100,000 |
| Net capital requirement (greater of above) | | $ 144,533 |
| Excess net capital | | $ 16,162,709 |
| Computation of Ratio of Aggregate Indebtedness to Net Capital: | | |
| Total aggregate indebtedness | | $ 2,167,988 |
| Ratio of aggregate indebtedness to net capital | | .13 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

No material differences exist between the net capital computation above and the computation included in the amended FOCUS Form X-17a-5 Part IIA, as filed by the Company on March 17, 2010.

**EarlyBirdCapital, Inc.**
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

January 31, 2010

## Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

EarlyBirdCapital, Inc., is claiming exemption due to the fact that all customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

*Certified Public Accountants*

**Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3**

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) for the year ended January 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2010 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP.

Sherb & Co., LLP

Certified Public Accountants

New York, New York
March 11, 2010



SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

*Certified Public Accountants*

# Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period ended January 31, 2010, which were agreed to by EarlyBirdCapital, Inc ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7-T). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended January 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period ended January 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co. LLP.

Sherb & Co., LLP

Certified Public Accountants

New York, New York
March 11, 2010